Rio, September 1st 2006

CVRD obtains clearance from North American competition authorities

Companhia Vale do Rio Doce (CVRD) obtained the clearances from the Canadian Competition Bureau and the United States competition authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to its offer to acquire all the outstanding shares of Inco Limited (Inco).

IMPORTANT INFORMATION

This press release may be deemed to be solicitation material in respect of CVRD's proposed tender offer for the shares of Inco. On August 14, 2006, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission ("SEC"). CVRD, if required, will file other documents regarding the proposed tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR INCO SHARES. These documents will be available without charge on the SEC's web site at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.

Companhia Vale do Rio Doce – CVRD

Fernando Thompson

Media Relations Manager

Tel. 55 21 3814 4360

fernando.thompson@cvrd.com.br

Fatima Cristina

Tel. 55 21 3814 3168

fatima.cristina@cvrd.com.br